================================================================================



                                    FORM 11-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                   For the fiscal year ended December 31, 2003
                                             -----------------

                                       OR

          [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

          For the transition period from _____________ to _____________


                          Commission File Number 1-3970
                                     ------


                         HARSCO CORPORATION SAVINGS PLAN
                         -------------------------------
                            (Full title of the Plan)



                               HARSCO CORPORATION
--------------------------------------------------------------------------------
          (Name of issuer of the securities held pursuant to the Plan)



                            Camp Hill, PA 17001-8888
                     ---------------------------------------
                     (Address of principal executive office)



                           Telephone - (717) 763-7064

================================================================================

                         HARSCO CORPORATION SAVINGS PLAN

                                    INDEX TO

                             FORM 11-K ANNUAL REPORT
                                 ---------------
                                                                       Form 11-K
                                                                         Pages
                                                                         -----

Report of Independent Registered Public Accounting Firm                    3

Financial Statements:
      Statements of Net Assets Available for Benefits -
         December 31, 2003 and December 31, 2002                           4

      Statement of Changes in Net Assets Available for Benefits -
      For the Year Ended December 31, 2003                                 5

      Notes to Financial Statements                                       6-14

Supplemental Schedule:
      Schedule of Assets (Held at End of Year) - Schedule H, Line 4(i)*   15

Exhibits:
      Exhibit 23 - Consent of Independent Registered Public
      Accounting Firm                                                      1

*   Refers to item number in Form 5500 (Annual Return/Report of Employee Benefit
    Plan) for the plan year ended December 31, 2003.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Participants and the Plan Administrative Committee of the Harsco Corporation Savings Plan:


In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Harsco Corporation Savings Plan (the "Plan") at December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania
June 22, 2004

                         HARSCO CORPORATION SAVINGS PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                             (dollars in thousands)

                     December 31, 2003 and December 31, 2002




                         Assets                  December 31       December 31
                                                    2003              2002
                                                 ----------        ----------
     Investments, at fair value:

           Participant directed                  $  224,478        $  151,390

           Non-participant directed                      --            31,913
                                                 ----------        ----------

                 Total investments                  224,478           183,303
                                                 ----------        ----------

     Contributions Receivable:

           Employer's                                    18                35

           Participants'                                 75               144
                                                 ----------        ----------

                 Total receivables                       93               179
                                                 ----------        ----------


        Net assets available for benefits        $  224,571        $  183,482
                                                 ==========        ==========






The accompanying notes are an integral part of the financial statements.

                         HARSCO CORPORATION SAVINGS PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                             (dollars in thousands)

                      For the Year Ended December 31, 2003



Additions to net assets attributed to:

     Investment income

           Net appreciation in the fair value of investments        $   45,708

           Dividends                                                     3,779

           Interest - money market fund                                    181

           Interest - participant loans                                    527
                                                                    ----------
                                                                        50,195
                                                                    ----------
     Contributions:

           Employer's                                                    3,364

           Participants'                                                11,443
                                                                    ----------
                                                                        14,807
                                                                    ----------

     Transfers from other plans                                            320
                                                                    ----------

                 Total additions                                        65,322

     Deductions:

           Withdrawals                                                 (24,233)
                                                                    ----------

           Net increase in net assets available for benefits            41,089

     Net assets available for benefits:

           December 31, 2002                                           183,482
                                                                    ----------

           December 31, 2003                                        $  224,571
                                                                    ==========

The accompanying notes are an integral part of the financial statements.

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------

1.       General Description of Plan:
         ---------------------------

         The following description of the Harsco Corporation Savings Plan (the "Plan") provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

         The Plan is a defined contribution plan designed to comply with the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA") and with the requirements for qualification under Sections 401(a) and 401(k) of the Internal Revenue Code (the "Code").

         All U.S. employees (including officers) who receive a stated weekly, hourly, monthly, or annual rate of compensation and are employed by Harsco Corporation (the "Company") or any subsidiary of either the Company or a subsidiary which adopts this Plan with the approval of the Company shall be covered by, or remain covered by this Plan, are deemed "Eligible Employees." Also eligible are employees covered by a collective bargaining agreement where the agreement provides for the employees' eligibility to participate in the Plan. New employees deemed Eligible Employees under this Plan are eligible to participate in the Plan as of the first payroll of January, April, July or October after the date of hire.

         To participate in the Plan, an Eligible Employee must elect to contribute to the Plan through payroll deductions each pay period. Contributions are in whole percentages from 1% to 75% of compensation received for services as an employee of the Company or any subsidiary of the Company. The participant shall designate what percentage of such contributions will be "Pre-Tax Contributions" and what percentage will be "After-Tax Contributions." A participant who makes Matched Pre-Tax and/or Matched After-Tax Contributions in an aggregate amount of 6% of his or her compensation may also elect to contribute from 1% to 69% of his or her compensation as an Unmatched Pre-Tax Contribution and from 1% to 16% of his or her compensation as an Unmatched After-Tax Contribution, subject to IRS and Plan limitations. In no event during the year may (a) Matched Pre-Tax and Matched After-Tax Contributions exceed 6% of compensation, (b) Unmatched Pre-Tax and Unmatched After-Tax Contribution exceed 69% of compensation or (c) Pre-Tax Contributions exceed the amount specified by the Internal Revenue Service (IRS) code which was $12,000 and $11,000 for the years ended December 31, 2003 and 2002, respectively, for participants under 50 years of age. For participants who turned 50 on or before the end of the calendar year, the pretax limit was $14,000 and $12,000 in 2003 and 2002, respectively, as a result of an additional $2,000 and $1,000 of "catch-up contributions" allowed by law in 2003 and 2002, respectively. Pre-Tax Contributions shall constitute a reduction in the participant's taxable income for purposes of Section 401(k) of the Code. After-Tax Contributions will be considered to be the participant's contributions to the Plan and shall not constitute a reduction in the participant's taxable income for the purposes of Section 401(k) of the Code.

                    ----------------------------------------

1.       General Description of Plan: (continued)
         ----------------------------------------
         Pursuant to the Plan, the Company will make contributions in cash to the trustee for the account of each participant in an amount equal to 50% of the first 6% of such participant's compensation designated as Matched Pre-Tax Contributions and/or Matched After-Tax Contributions. These contributions are referred to as "Company Matching Contributions".

         Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's Matching Accounts is based on years of vesting service. A participant is 100% vested after three years of credited service.

         The Company pays administrative fees related to maintaining the Plan as a whole. Fees for investment management are subtracted from fund performance reported by each fund. Loan setup fees, quarterly loan fees and withdrawal fees are paid by the participant. Effective January 1, 2003, account balances in Vanguard Institutional Index Fund were assessed an annual 0.25% fee, assessed in quarterly increments, to cover record keeping expenses for the fund. Also effective January 1, 2003, transfers in and out of the Harsco Corporation Common Stock Fund were assessed a $0.03 commission per share transferred.

         Participants may borrow from their fund accounts a minimum of $500 to a maximum of 50% of their vested account balance, not to exceed $50,000. Loan transactions are treated as a transfer to (from) the respective investment fund(s) from (to) the Participant Loans fund. The participant may choose the loan repayment period, not to exceed five years. However, the term may be for any period not to exceed 15 years if the purpose of the loan is to acquire the participant's principal residence. The loans are collateralized only by the portion of the participant's account from which the loan is made and bear interest at a rate commensurate with local prevailing rates as determined periodically by the Plan administrator. Interest rates on outstanding loans, based on the trustee's prime rate plus one percent, ranged from 5.00% to 10.5% at December 31, 2003. Principal and interest is paid ratably through payroll deductions.

         On termination of service, a participant or beneficiary may elect one of three options. The participant or beneficiary may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account; a portion paid in a lump-sum, and the remainder paid later; or annual installments over not more than fifteen years.

                    ----------------------------------------

1.       General Description of Plan: (continued)
         ----------------------------------------
         While the Company has not expressed any intent to discontinue the Plan, it reserves the right to terminate the Plan at any time or discontinue contributions thereunder. In the event such discontinuance resulted in the termination of the Plan, the accounts of each affected employee who has not yet incurred a break in service shall be fully vested. Complete distributions or withdrawals would be distributed to Plan participants and beneficiaries in proportion to their respective account balances.

2.       Summary of Significant Accounting Policies:
         -------------------------------------------
         Basis of Accounting:
         --------------------
         The financial statements of the Plan are prepared under the accrual basis of accounting.

         Investment Valuation:
         ---------------------
         The Harsco Corporation Common Stock Fund is stated at market value, which represents the closing price of the stock on the Composite Reporting Tape of the stock exchanges on the last day of trading of the calendar year. Shares in the American Funds EuroPacific Growth Fund, American Funds Growth Fund of America, Ariel Appreciation Fund, Dodge & Cox Stock Fund, Morgan Stanley Institutional Fund, Inc. U.S. Real Estate Fund, Neuberger Berman Genesis Fund, PIMCO Total Return Fund, Putnam Asset Allocation - Balanced Portfolio, Putnam Asset Allocation - Conservative Portfolio, Putnam Asset Allocation - Growth Portfolio, Putnam Bond Index Fund, Putnam Fund for Growth and Income, Putnam Income Fund, Putnam Money Market Fund, Putnam New Opportunities Fund, Putnam Voyager Fund, and Vanguard Institutional Index Fund, are all stated at fair value, which represents the closing price on the last day of trading of the calendar year. Cash, which represents funds held until purchases of common stock are completed, is stated at fair value. Participant loans are valued at cost which approximates fair value.

         Payment of Benefits:
         --------------------
         Benefit payments to participants are recorded when paid.

         Use of Estimates:
         -----------------
         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

         Other:
         ------
         The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the market value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

                    ----------------------------------------

2.       Summary of Significant Accounting Policies: (continued)
         -------------------------------------------------------
         The purchase and sale of investments are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis. Both participant contributions and Company matching contributions are accrued in the period of the related payroll deductions. Forfeitures, a result of participant withdrawals prior to their full vesting in the Plan, are used to reduce the amount of future Company matching contributions.

3.       Investment Options:
         -------------------
         The Plan, comprised of participant directed contributions, contains the following investment options:

         (1) Harsco Corporation Common Stock Fund - a fund consisting of Common Stock of Harsco Corporation purchased in the open market or through privately negotiated transactions to the extent permitted by rules of the New York Stock Exchange and the Securities and Exchange Commission.

         (2) American Funds EuroPacific Growth Fund - a long-term growth oriented fund consisting primarily of stocks of issuers located in Europe and the Pacific Basin.

         (3) American Funds Growth Fund of America - a long-term growth oriented fund consisting primarily of stocks that American Funds management believes offer superior opportunities for growth of capital.

         (4) Ariel Appreciation Fund - a long-term growth oriented fund consisting primarily of medium sized company stocks.

         (5) Dodge & Cox Stock Fund - a fund consisting principally of common stock with a primary objective of long-term growth and income. The fund's secondary objective is to achieve a reasonable current income.

         (6) Morgan Stanley Institutional Fund, Inc. U.S. Real Estate Fund - a fund consisting primarily of equity securities of companies in the U.S. real estate industry, including real estate investment trusts. The fund seeks to provide above average current income and long-term capital appreciation.

         (7) Neuberger Berman Genesis Fund - a fund consisting mainly of common stock of small capitalization companies that offer potential for capital growth.

         (8) PIMCO Total Return Fund - a fund consisting, under normal circumstances, of at least 65% of its assets in a diversified portfolio of fixed income instruments of varying maturities. The fund seeks maximum total returns, consistent with preservation of capital and prudent investment management.

                    ----------------------------------------

3.       Investment Options: (continued)
         -------------------------------
         (9) Putnam Asset Allocation - Balanced Portfolio - a fund seeking total return. The fund consists of 45 - 75% investments in stocks and 25 - 55% investments in a diversified portfolio of fixed-income securities, including both government and corporate bonds.

         (10) Putnam Asset Allocation - Conservative Portfolio - a fund seeking total return consistent with preservation of capital. The fund is made up of 15 - 45% investments in stocks and 55 - 85% investments in a diversified portfolio of fixed-income securities, including both government and corporate bonds.

         (11) Putnam Asset Allocation - Growth Portfolio - a fund consisting of 65 - 95% investments in stock that Putnam Management believes have the potential for capital appreciation and consisting of 5 - 35% investments in a diversified portfolio of fixed-income securities, including both government and corporate bonds.

         (12) Putnam Bond Index Fund - a fund consisting of a sample of securities included in the Lehman Brothers Aggregate Bond Index. The fund's goal is to achieve a return, before the assessment of any fees that closely approximates the index.

         (13) Putnam Fund for Growth and Income - a fund consisting primarily of common stocks located mainly in the United States that offer potential for capital growth, current income, or both.

         (14) Putnam Income Fund - a fund seeking high current income consistent with what Putnam management believes to be prudent risk. The fund includes principally investments in bonds and other debt securities. Bonds include both corporate and government bonds.

         (15) Putnam Money Market Fund - a fund seeking as high a rate of current income as Putnam's management believes is consistent with preservation of capital and maintenance of liquidity. The fund consists of short-term high-quality money market securities. Investments in this fund are neither insured nor guaranteed by the U.S. government.

         (16) Putnam New Opportunities Fund - a fund consisting primarily of investments in common stock of U.S. companies within certain industry groups that Putnam management believes have high growth potential.

         (17) Putnam Voyager Fund - a fund consisting mainly of investments in stock of midsized to large companies expected to grow over time. The fund invests all or a portion of its assets in companies located mainly inside the United States.

                    ----------------------------------------

3.       Investment Options: (continued)
         -------------------------------
         (18) Vanguard Institutional Index Fund - a fund consisting of investments in the same stocks and in substantially the same percentages as the S&P 500 Index.

         The Plan provides for various investment options as described above. Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

         There were 4,914 participants at December 31, 2003 who participated in one or more of the 18 investment funds. At December 31, 2003 the number of participants selecting each of the investment funds for their contributions was as follows:

               Harsco Corporation Common Stock Fund................   4,618
               Putnam Money Market Fund............................   2,775
               Vanguard Institutional Index Fund...................   2,603
               Putnam Voyager Fund.................................   2,106
               Putnam New Opportunities Fund.......................   2,003
               American Funds EuroPacific Growth Fund..............   1,359
               Putnam Fund for Growth and Income...................   1,181
               Putnam Asset Allocation - Balanced Portfolio........   1,060
               Putnam Asset Allocation - Growth Portfolio..........     745
               Putnam Income Fund..................................     718
               Neuberger Berman Genesis Fund.......................     628
               PIMCO Total Return Fund.............................     509
               Putnam Asset Allocation - Conservative Portfolio....     395
               Dodge & Cox Stock Fund..............................     253
               Morgan Stanley Institutional Fund, Inc. U.S.
                      Real Estate Fund.............................     204
               Ariel Appreciation Fund.............................     170
               Putnam Bond Index Fund..............................      96
               American Funds Growth Fund of America...............      57

         -------------------------------

The following table separately identifies those investments which represent five percent or more of the Plan's net assets at December 31, 2003 with comparable information for 2002:

(in thousands)                                  December 31       December 31
                                                   2003              2002
                                                ----------        ----------

     Harsco Corporation Common Stock Fund(1)    $   93,942        $   75,014

     Vanguard Institutional Index Fund              26,291            19,834

     Putnam Money Market Fund                       21,257            23,242

     Putnam Voyager Fund                            15,903            13,141

     Putnam New Opportunities Fund                  11,788             8,448

     Other                                          55,297            43,624
                                                ----------        ----------


                                                $  224,478        $  183,303
                                                ==========        ==========

(1) Harsco Corporation Common Stock Fund includes $31,913 at December 31, 2002 that is non-participant directed.

The following table summarizes the change in the non-participant directed portion of the Harsco Corporation Common Stock Fund:

(in thousands)

     Balance at January 1, 2003                           $   31,913

     Net appreciation in fair value                            1,833

     Contributions (net of forfeitures)                           24

     Termination payments                                       (957)

     Transfers to participant directed investments           (32,813)
                                                          ----------

     Balance at December 31, 2003                         $        0
                                                          ==========

                    ----------------------------------------

4.       Related-Party Transactions:
         ---------------------------
         Certain Plan investments are shares of mutual funds managed by Putnam Investments. Putnam Investments is the trustee as defined by the Plan, and therefore, transactions in these funds qualify as party-in-interest transactions. Transactions in the Harsco Corporation Common Stock Fund also qualify as party-in-interest transactions.

5.       Plan Amendments:
         ----------------
         The Company amended the Plan effective January 1, 2003, to remove restrictions on contributions made to the company matching account and allow participants to direct 100% of future company matching contributions. Amounts credited to the company matching account prior to January 1, 2003 became available for participant direction as follows:

         o Effective January 1, 2003, participants were given the right to direct the investment of 25% of their restricted company matching accounts.

         o Effective April 1, 2003, participants were given the right to direct the investment of 33% of the amount then remaining in the restricted company matching account.

         o Effective July 1, 2003, participants were given the right to direct the investment of 50% of the amount then remaining in the restricted company matching account.

         o Effective October 1, 2003 and thereafter, participants were given the right to direct the investment of 100% of the amount then remaining in the restricted company matching account.

         In accordance with this amendment, the following number of shares of Harsco Corporation Common Stock Fund and the corresponding dollar values were transferred from nonparticipant directed to participant directed accounts on the dates indicated.

         (dollars in thousands)          Share Amounts   Dollar Amounts
         ----------------------------------------------------------------
         January 1, 2003                    250,176        $    7,978
         April 1, 2003                      237,851             7,252
         July 1, 2003                       232,770             8,391
         October 1, 2003                    224,636             8,642

         ----------------------------------------------------------------
         Totals                             945,433        $   32,263
         ================================================================

         The Company amended the Plan effective on and after January 1, 2003, to limit participants to a maximum of one loan outstanding at any given time. Participants who had multiple loans outstanding on the effective date of the amendment were allowed to retain those loans and repay them according to the loans' original terms.

                    ----------------------------------------

6.       Federal Income Taxes:
         ---------------------
         The Company received a determination letter from the Internal Revenue Service on May 15, 2003, that the Plan, as amended March 28, 2003, is a qualified plan under Sections 401(a) and 401(k) of the Internal Revenue Code and is therefore exempt from Federal income taxes under the provisions of Section 501(a). The determination letter renewed the IRS's previous favorable determination made on December 26, 2000. The Plan has been amended since the IRS made its latest determination. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Internal Revenue Code.

7.       Transfers from Other Plans:
         ---------------------------

         In June 2003, the Company acquired the mill services unit of C. J. Langenfelder & Son, Inc. The Maryland Slag Co. Retirement Savings Plan (the Maryland Slag Plan) was the savings plan for employees of the mill services unit of C. J. Langenfelder & Son, Inc. Effective November 3, 2003, Maryland Slag Plan assets of $0.3 million were merged into the Plan.

8.       Subsequent Event - Transfer to Harsco Retirement Savings and Investment
         -----------------------------------------------------------------------
         Plan:
         -----
         Effective January 1, 2004, the account balances of salaried employees in the Plan totaling $110.9 million were transferred to a new plan titled, "Harsco Retirement Savings and Investment Plan" (HRSIP). The creation of the HRSIP and transfer were made in connection with the Company restructuring salaried employees' pension benefit plans from principally defined benefit to principally defined contribution. The restructuring was initiated to make pension expense for the Company more predictable and less volatile. Hourly employees remain in the Plan. As a result of this change, there have not been any structural changes to the Plan with regards to investment options, employee contributions or the Company's matching of employee contributions.

                         HARSCO CORPORATION SAVINGS PLAN
        SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                    FORM 5500

                                December 31, 2003
                             (dollars in thousands)

    (a)                                            (b) & (c)                                    (d)                  (e)
   Party         Shares or                                                                                         Current
In Interest        Units           Identity of Issue and Description of Investment             Cost                 Value
-----------     ----------         -----------------------------------------------             ----               ---------
                                   Common Stock:
      *          2,143,820           Harsco Corp. Common Stock, par value $1.25              $  52,160            $  93,942
                                                                                             ---------            ---------

                       N/A         Participant Loans (1)                                         6,776                6,776
                                                                                             ---------            ---------

                                   Mutual Funds:
                   258,308           Vanguard Institutional Index Fund                          26,347               26,291

      *         21,257,307           Putnam Money Market Fund                                   21,257               21,257

      *          1,003,352           Putnam Voyager Fund                                        20,712               15,903

      *            312,518           Putnam New Opportunities Fund                              15,524               11,788

      *            839,017           Putnam Asset Allocation-Balanced Portfolio                  9,069                8,281

                   205,651           Neuberger Berman Genesis Fund                               6,267                7,615

                   198,097           American Europacific Growth Fund                            5,651                5,935

      *            299,204           Putnam Fund for Growth and Income                           5,293                5,296

                   488,024           PIMCO Total Return Fund                                     5,227                5,227

      *            488,678           Putnam Income Fund                                          3,248                3,294

                    28,144           Dodge & Cox Stock Fund                                      2,842                3,202

      *            308,691           Putnam Asset Allocation-Growth Portfolio                    3,338                3,103

      *            207,363           Putnam Asset Allocation-Conservative Portfolio              1,878                1,833

                                     Morgan Stanley Institutional Fund, Inc. U.S.
                    89,675                 Real Estate Fund                                      1,464                1,596

                    36,289           Ariel Appreciation Fund                                     1,375                1,571

                    29,808           Growth Fund of America                                        695                  726

      *             46,053           Putnam Bond Index Fund                                        603                  622
                                                                                             ---------            ---------

                                             Total Mutual Funds                                130,790              123,540
                                                                                             ---------            ---------

                       N/A       Cash                                                              220                  220
                                                                                             ---------            ---------

               Total Assets Held for Investment Purposes                                     $ 189,946            $ 224,478
                                                                                             =========            =========

*     Represents party in interest
(1) Participant Loans range up to 15 years to maturity and interest rates on these loans ranged from 5.00% to 10.5%.

                                   SIGNATURES



         Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrative Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.





                                  HARSCO CORPORATION SAVINGS PLAN





                                  BY  /S/ Mark E. Kimmel
                                      ------------------------------------------
                                      Mark E. Kimmel
                                      General Counsel & Corporate Secretary

June 22, 2004
















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